[Letterhead of Otelco Inc.]

June 21, 2007

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Larry M. Spirgel Assistant Director

Re:	Otelco Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 15, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No.: 001-32362

Ladies and Gentlemen:

Based on telephone conversations between Otelco Inc. (the “Company”) and the staff (the “Staff”) of the Securities and Exchange Commission, set forth below is certain supplemental information requested by the staff regarding Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “10-K/A”) and Amendment No. 1 to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2007 (the “10-Q/A”).

Accounts receivable, net

You requested additional information regarding the accounts receivable, net attributed to the parent company in footnote 8 to the 10-K/A and footnote 7 to the 10-Q/A (collectively, the “3-10 Footnotes”).

The Company purchased an interest rate cap at the time of its initial public offering in connection with the floating rate term loan under its credit facility. The receivables reflect payments due to the Company in connection with the interest rate cap, which are received at the end of each three-month LIBOR quarter.

Long-term notes payable

You requested additional information regarding the allocation of long-term notes payable between the parent company and the guarantor subsidiaries in the 3-10 Footnotes.

June 21, 2007

The parent company is the borrower under the Company’s credit facility, as well as its senior subordinated notes. However, the Company pushed down a portion of such debt to its guarantor subsidiaries, as reflected in the 3-10 Footnotes.

Intangibles assets, net

You requested additional information regarding the entry under the parent column for intangibles assets, net in the 3-10 Footnotes.

As discussed with the Staff, the entry under the parent column for intangible assets, net in the 3-10 Footnotes should have been reflected as Other long-term assets. The Company will enter such amounts as Other long-term assets in future filings.

Goodwill

You requested additional information concerning the purchase price allocation associated with the acquisition of Mid-Maine Communications, Inc.

Attached hereto as Annex A is a schedule of the purchase price allocation, including the subsidiaries of Mid-Maine Communications, Inc. The company made the accounting entries required by the purchase price allocation on the books of Mid-Maine Communications, Inc. with no push-down accounting to its two subsidiaries. The Company will reclassify these entries for the subsidiaries in future filings. The reclassification will have no impact on the purchase price allocation.

Investments in Subsidiaries

You have indicated that the Company should reflect investments in subsidiaries utilizing the equity method of accounting.

The Company will reflect the equity method of accounting for investments in subsidiaries in future filings. Attached hereto as Annex B are the condensed consolidated balance sheets for December 31, 2005 and 2006 reflecting the equity method of accounting for investments in subsidiaries.

Income from operations for the fiscal year ended December 31, 2005

You have requested additional information regarding the entry under the parent column of the condensed consolidated statement of operations for the fiscal year ended December 31, 2005 in footnote 8 of the 10-K/A.

The parent company provides management services to its subsidiaries, which are recorded as expenses by such subsidiaries and are eliminated in the 3-10 Footnotes. In 2005, the amounts billed to the subsidiaries for such management services were less than the parent company’s operating expenses, thus generating a loss from operations for the parent company.

June 21, 2007

Please do not hesitate to contact the undersigned with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Curtis L. Garner, Jr.

Curtis L. Garner, Jr.

cc:	Howard Haug, Chairman of the Audit Committee of the Board of Directors
Steven Khadavi, Dorsey & Whitney LLP
John Fenton, BDO Seidman, LLP

ANNEX A

Mid-Maine Communications, Inc.
Purchase Price Allocation
7/2/2006

	Net Purchase Price	Mid-Maine	Mid-Maine	Mid-Maine
	Allocation	Telecom	TelPlus	Communications
	Balance As of
Purchase Price	3/31/07

	Per Closing
Purchase Price (Debt)	$40,000,000
Purchase Price (Cash Paid - Working Capital Adj)	$555,738
Purchase Price (Cash Paid)	$-0-
TOTAL PURCHASE PRICE	$40,555,738

Less:

Plus:

Adjusted Purchase Price	$40,555,738
Total Cash Paid	$40,555,738
Debt Assumed	$(24,347,299)
Total Purchase Price	$16,208,439

Allocation of Purchase Price:
Current Assets	$4,076,381	$1,836,346	$1,795,591	$444,444
Property and Equipment	$20,180,158	$7,590,726	$12,589,432	$-0-
Intangibles	$10,700,606	$-0-	$6,962,202	$3,738,404
Investment in Bank Stock	$695,678 (2)	$308,014		$387,664
Loan Costs	$1,545,743 (2)			$1,545,743
Other Assets	$126,421 (2)	$126,421
Current Liabilities	$(3,030,576)	$(144,500)	$(1,799,726)	$(1,086,350)
Debt Assumed	$(24,347,299)			$(24,347,299)
Deferred Taxes	$(8,488,987)	$(677,299)	$(2,548,893)	$(5,262,795)
Goodwill	$14,750,314	$(3,579,716)	$1,123,261	$17,206,769
Total With Debt Assumed	$16,208,439	$5,459,992	$18,121,867	$(7,373,420)
Total W/O Debt Assumed	$40,555,738

(2)	Other Assets $ 2,367,842

ANNEX B

Otelco Inc.
Notes To Consolidated Financial Statements

Condensed Consolidating Balance Sheet
December 31, 2005

	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
		Subsidiaries	Subsidiaries

ASSETS

Current assets
Cash and cash equivalents	$—	$5,511,939	$57,294	$—	$5,569,233
Accounts receivable, net	13,506	4,062,305	447,373	—	4,523,184
Materials and supplies	—	908,556	24,305	—	932,861
Prepaid and other current assets	799,499	424,587	29,761	—	1,253,847
Deferred income taxes	872,675	—	—	—	872,675
Investment in subsdiaries	65,685,346	—	—	(65,685,346)	—
Intercompany receivables (payables)	41,282,498	(24,776,573)	(16,505,925)	—	—
Total current assets	108,653,524	(13,869,186)	(15,947,192)	(65,685,346)	13,151,800

Property and equipment, net	—	33,023,888	11,531,723	—	44,555,611
Goodwill	—	116,355,199	3,076,794	—	119,431,993
Intangibles assets, net	—	(5)	1,588,084	—	1,588,079
Investments	1,000	1,090,719	16,530	—	1,108,249
Other long-term assets	12,290,338	—	—	—	12,290,338
Total assets	$120,944,862	$136,600,615	$265,939	$(65,685,346)	$192,126,070

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payables and accrued expenses	$171,396	$2,556,960	$70,599	$—	$2,798,955
Other current liabilities	—	1,414,547	3,657	—	1,418,204
Total current liabilities	171,396	3,971,507	74,256	—	4,217,159

Deferred income taxes	4,019,721	9,173,477	2,152,692	—	15,345,890
Other liabilities	—	192,768	—	—	192,768
Long-term notes payables	105,458,990	55,616,508	—	—	161,075,498
Derivative liability	1,830,095	—	—	—	1,830,095
Class B common convertible to senior subordinated notes	3,655,454	—	—	—	3,655,454
Stockholders' equity (deficit)	5,809,206	67,646,355	(1,961,009)	(65,685,346)	5,809,206
Total liabilities and stockholders' equity (deficit)	$120,944,862	$136,600,615	$265,939	$(65,685,346)	$192,126,070

Otelco Inc.
Notes To Consolidated Financial Statements

Condensed Consolidating Balance Sheet
December 31, 2006

	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
		Subsidiaries	Subsidiaries

ASSETS

Current assets
Cash and cash equivalents	$—	$14,376,843	$25,006	$—	$14,401,849
Accounts receivable, net	21,028	6,050,195	1,038,770	—	7,109,993
Materials and supplies	—	847,045	1,115,893	—	1,962,938
Prepaid and other current assets	3,487	1,006,316	53,144	—	1,062,947
Deferred income taxes	766,225	—	—	—	766,225
Investment in subsidiaries	75,751,926	—	—	(75,751,926)	0
Intercompany receivables (payables)	34,232,103	(15,495,558)	(18,736,545)	—	—
Total current assets	110,774,769	6,784,841	(16,503,732)	(75,751,926)	25,303,952

Property and equipment, net	—	42,745,710	17,748,079	—	60,493,789
Goodwill	—	136,118,949	(1,936,640)	—	134,182,309
Intangibles assets, net	0	7,689,851	3,650,955	—	11,340,806
Investments	1,000	914,063	325,187	—	1,240,250
Other long-term assets	10,589,917	701,264	—	—	11,291,181
Total assets	$121,365,686	$194,954,678	$3,283,849	$(75,751,926)	$243,852,287

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payables and accrued expenses	$4,924,962	$3,081,839	$1,233,497	$—	$9,240,298
Other current liabilities	—	2,238,188	79,009	—	2,317,197
Total current liabilities	4,924,962	5,320,027	1,312,506	—	11,557,495

Deferred income taxes	4,661,690	17,544,383	2,506,140	—	24,712,213
Other liabilities	—	187,037	—	—	187,037
Long-term notes payables	105,458,990	95,616,508	—	—	201,075,498
Derivative liability	2,107,877	—	—	—	2,107,877
Class B common convertible to senior subordinated notes	4,085,033	—	—	—	4,085,033
Stockholders' equity (deficit)	127,134	76,286,723	(534,797)	(75,751,926)	127,134
Total liabilities and stockholders' equity (deficit)	$121,365,686	$194,954,678	$3,283,849	$(75,751,926)	$243,852,287